Mail Stop 3561

March 14, 2007

David Wohlberg, President
ImmunoCellular Therapeutics, Ltd.
1999 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

>   **Re:**   **ImmunoCellular Therapeutics, Ltd.**
>   **Form 10-KSB for Fiscal Year Ended**
>   **December 31, 2005**

Dear Mr. Wohlberg:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Terence O'Brien
                                        Branch Chief